UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                SCHEDULE 13D/A
                                (Rule 13d-101)

            Information to Be Included in Statements Filed Pursuant
To Rule 13d-1(a) and Amendments Thereto Filed Pursuant to Rule 13d-2(a)

                              (Amendment No. 1 )*


                         GlobalNet Financial.com, Inc.
-------------------------------------------------------------------------------
                               (Name of Issuer)

                    Common Stock, par value $.001 per share
-------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                    37937R
                 ---------------------------------------------
                                (CUSIP Number)

               Stanley Hollander, GlobalNet Financial.com, Inc.,
      2425 Olympic Boulevard--Suite 660E, Santa Monica, California 90404
-------------------------------------------------------------------------------
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                March 31, 2000
                 ---------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.
     --

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                SCHEDULE 13D/A


CUSIP No.  37937R                                                Page    2


  1    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Telescan, Inc.      (IRS No. 061489574)

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)

                                                                      (b)  /x/
                                                                           --

  3    SEC USE ONLY


  4    SOURCE OF FUNDS*

            OO  (see Item 3)

  5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

  6    CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware


                7   SOLE VOTING POWER
  NUMBER OF
   SHARES                2,598,994
BENEFICIALLY
  OWNED BY      8   SHARED VOTING POWER
    EACH
  REPORTING               0
   PERSON
    WITH        9   SOLE DISPOSITIVE POWER

                          2,598,994

               10   SHARED DISPOSITIVE POWER

 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            2,598,994

 12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*


 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             15.1%

 14    TYPE OF REPORTING PERSON*

            CO

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION.

                                AMENDMENT NO. 1

                                      TO

                                 SCHEDULE 13D

          This Amendment No. 1 (this "Amendment") amends the Schedule 13D filed on May 19, 1999 (the "Schedule 13D"), which relates to shares of common stock, par value $0.001 per share ("Issuer Common Stock"), of GlobalNet Financial.com, Inc., a Delaware corporation (the "Issuer"). Capitalized terms used herein but not defined shall have the meanings attributed to them in the Schedule 13D.


Item 3.   Source and Amount of Funds or Other Consideration

          On March 31, 2000, Telescan, Inc., a Delaware corporation ("Telescan"), partially exercised its option under the Stock Option Agreement and obtained 2,650,478 shares (the "Option Shares") of Issuer Common Stock at an exercise price per share of $12.00 (the "Exercise Price"). The source of funds with respect to 1,664,267 of the Option Shares was the proceeds from the sale of 702,713 shares of Issuer Common Stock then owned by Telescan ("Existing Shares") in a series of private sales at a per share price of $28.42, representing aggregate proceeds of $19,971,205. With respect to the remaining 986,211 Option Shares (the "Cashless Shares"), such shares were obtained through a cashless exercise pursuant to an Agreement, dated March 23, 2000 (the "Agreement"), between the Issuer and Telescan, a copy of which is attached hereto as Exhibit A. The cashless exercise reduced the number of Cashless Shares issued by the Issuer to Telescan from 986,211 shares to 656,329 shares.


Item 5.   Interest in Securities of the Issuer

          The responses of the Reporting Persons on Rows (11) through (13) of the cover pages of this Amendment are incorporated herein by reference. As of April 1, 2000, after giving effect to (i) the acquisition of the Option Shares, (ii) the sale of 702,713 Existing Shares and (iii) the cashless exercise with respect to the Cashless Shares, Telescan beneficially owned and had sole power to vote and dispose of 2,480,577 shares of Issuer Common Stock, representing approximately 14.4% of the shares of Issuer Common Stock outstanding. In addition, under the Stock Purchase Agreement, Telescan has the option to purchase an additional 118,417 shares of Issuer Common Stock, which when added to the 2,480,577 shares of Issuer Common Stock already owned by Telescan, represents approximately 15.1% of the shares of Issuer Common Stock outstanding.


Item 6.  Contracts, Arrangements, Understandings or Relationships with

         Respect to Securities of the Issuer

          In connection with the acquisition of the Option Shares and the sale of certain of the Existing Shares, (i) the Issuer and Telescan entered into the Agreement described in Item 3, relating to the terms of the exercise of the option under the Stock Option Agreement and (ii) Telescan entered into individual stock purchase agreements with 23 separate purchasers (the "Existing Shares Purchase Agreements"), under which it sold 702,713 of the Existing Shares as described in Item 3.

Item 7.  Material to be Filed as Exhibits

Exhibit A      Agreement, dated March 23, 2000, between the Issuer and
               Telescan.
Exhibit B      Form of Existing Shares Purchase Agreement

                                  SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                    TELESCAN, INC.


                                    By: /s/ Roger C. Wadsworth
                                        ---------------------------------------
                                       Name:  Roger C. Wadsworth
                                       Title: Senior Vice President


                                       Dated:  April 10, 2000